

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2011

Via Facsimile
Albert E. Whitehead
Chief Executive Officer
Empire Petroleum Corporation
4444 East 66th Street, Lower Annex
Tulsa, Oklahoma 74316-4207

     Re: **Empire Petroleum Corporation**
              Amendment No. 1 to Form 10-K for Fiscal Year Ended
              December 31, 2010
              Filed September 30, 2011
              Amendment No. 1 to Form 10-Q for Fiscal Quarter Ended
              June 30, 2011
              Filed September 30, 2011
              File No. 001-16653

Dear Mr. Whitehead:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2010

General

1.   We note your response to comment 1 in our letter dated September 19, 2011. In view of
your disclosure in your annual report for the fiscal year ended December 31, 2010
relating to your petroleum sales revenue in 2009, and your disclosure in your annual
report for the fiscal year ended December 31, 2009 relating to your petroleum sales
revenue in 2008, please tell us why you have not provided the information described in
Item 1204 of Regulation S-K.

Exhibits

2.   We note your response to comment 6 in our letter dated September 19, 2011 that the filed
agreement is the only agreement that is required to be filed under Item 601(b)(10) of
Regulation S-K. However, we also note the various other agreements described or
referenced in your filing, such as the agreement related to the farm-in from Cortez
Exploration LLC referenced on page 4, the agreement memorializing your arrangements
with your partners on the Gabbs Valley Prospect referenced on page 4, and your option
agreement for the South Okie Prospect referenced on page 6. Similarly, we note that
your agreement with Cortez Exploration, LLC that you filed as Exhibit 10.14 in your
amendment references your agency agreement with Cortez. Please file each of these
agreements, or provide further analysis in necessary detail regarding why such
agreements are not required to be filed under Item 601(b)(10) of Regulation S-K.

Amendment No. 1 to Form 10-Q for Fiscal Quarter Ended June 30, 2011

Exhibits 31 and 32

3.   We note the amended filing to the Form 10-Q for the fiscal quarter ended June 30, 2011
in response to our prior comment 7. The revisions to your certifications require a full
amendment to the Form 10-Q. The amendment and revised certifications should include
all disclosures, including financial statements to which the certification applies. Please
file a full amendment to your Form 10-Q to provide the full disclosure and updated
certifications in Exhibits 31 and 32. Refer to Regulation S-K Compliance and Disclosure
Interpretations in Section 246.14 for further reference, which can be found at
http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are

in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Suying Li at (202) 551-3335 or Shannon Buskirk at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, Laura Nicholson at (202) 551-3584 or me at (202) 551-3740 with any other questions.

Sincerely,

/s.H. Roger Schwall

H. Roger Schwall
Assistant Director